October 21, 2005
Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street Northeast
Washington, D.C. 20549

Re:	The Reynolds and Reynolds Company
Form 10-K for the Fiscal Year Ended September 30, 2004
Form 10-Q for the Fiscal Quarter Ended December 31, 2004
Form 10-Q for the Fiscal Quarter Ended March 31, 2005
Form 10-Q for the Fiscal Quarter Ended June 30, 2005
File No. 001-10147
Dear Mr. Krikorian,
Pursuant to the telephone call between the Staff and John Huber of Latham & Watkins on October 20, 2005, we are responding to the non-revenue recognition comments included in the Staff’s comment letter dated September 16, 2005. For convenience of reference, our responses are organized using the same headings and numbered captions as your letter. The company’s responses address only non revenue recognition comments numbered 11-16. The company will respond to comments 1 — 10, which deal with revenue recognition issues, in its position paper on multiple element arrangements and revenue recognition. The company will provide the Staff with this position paper by November 4, 2005.
Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2005
Statements of Consolidated Income (Unaudited), page 3
Prior Comment Number 7
11.	Comment

We note from your response that you concluded the two-class method should be used to compute earnings per common share as opposed to the if-converted method. In addition we note your earnings per share presentation and disclosures in your June 30, 2005 Form 10-Q. Tell us the following relating to how you computed your earnings per share pursuant to the Two-Class Method for prior periods (presented in your response) and for the three and six months ended June 30, 2005:
•	How you considered reporting earnings per share for both distributed earnings (dividends declared and contractual amount of dividends) and undistributed earnings;

Management’s Response

Dividends declared (distributed earnings) per common share were presented on the face of the company’s consolidated income statement for both Class A common shares and Class B common shares. The company also reported the allocation of net income and the average common shares outstanding for each class of common stock in note 1 to the company’s consolidated financial statements included in Form 10-Q for the periods ended June 30, 2005. The amount of undistributed income can be determined from the information disclosed on the income statement and in the footnotes. The allocation of undistributed earnings is consistent with the conversion privileges.

Even though there is no requirement in SFAS 128 or EITF 03-6 to disclose the amount of undistributed earnings per share, the company did consider disclosing such amounts, but decided not to disclose the allocation of undistributed earnings per share because (a) the net income allocated to the Class B common shareholder represent only about 1% of total company net income, (b) there is only one individual Class B common shareholder, (c) the Class B common shares are convertible into Class A common shares and have the same dividend rate on the if-converted basis, and (d) the number of Class B common shares has been declining over time.

Comment
•	How you considered the conversion of Class B common stock in determining the denominator for the purpose of computing Class A diluted earnings per share;
Management’s Response

The company did not assume the conversion of Class B common shares into Class A common shares and no Class B common shares were included in the denominator for the purpose of computing Class A diluted earnings per share. Net income was allocated among Class A common shares and Class B common shares and the net income attributable to Class B common shares was excluded from the numerator in the computation of Class A diluted earnings per share.

If the conversion of the Class B shares was assumed, these shares would be included in the denominator for determining diluted earnings per Class A common share as required by paragraph 26(c) of SFAS 128. Net income attributable to the Class B common shares would be added back to the numerator in the computation of diluted earnings per Class A common share, consistent with the guidance in paragraph 26(a) and footnote 15 of SFAS 128, because then all net income would be attributable to the Class A common shares. The resulting Class A common diluted earnings per share amount would be the same as the Class A common diluted earnings per share reported by the company. This situation occurs because the Class B common shares’ dividend rights are consistent with its conversion ratio. Specifically, the Class B common shares receive dividends equal to 1/20 of the dividends paid to Class A common shareholders and each 20 shares of Class B common stock convert into on Class A common share. Diluted earnings per Class A common share also reflect the impact of employee stock options and restricted stock. There are no such common stock equivalents for the Class B common shares.

The company has presented both diluted earnings per Class A common share calculations in Appendices A — E. In future filings and in the upcoming earnings release scheduled for October 27, 2005, the company will present diluted earnings per Class A common share using the if-converted method. The company presented diluted earnings per common share under this approach for all periods prior to June 30, 2005.

Comment
•	How you considered disclosing your computation of allocating net income, distributed earnings and undistributed earnings for the purposes of computing Class A and Class B common stock earnings per share. Provide us with this computation for three and six months ended June 30, 2005 and for the year ended September 30, 2004;
Management’s Response

In note 1 of the company’s consolidated financial statements on Form 10-Q for the periods ended June 30, 2005, the company states that net income was allocated to each class of common stock based on contractual rights. In footnote 8 of the company’s Form 10-K for the periods ended September 30, 2004, the company stated that the Class B common shareholder may convert twenty Class B common shares to one share of Class A common stock and that dividends paid to Class A common shareholders must be 20 times the amount paid to Class B common shareholders and that dividends must be paid simultaneously. In note 1 of the company’s consolidated financial statements on Form 10-Q for the periods ended June 30, 2005, the company reported the amount of income allocated to each class of common stock and the average number of shares outstanding used for basic and diluted earnings per share calculations. The allocation of net income (see note 1 in the company’s 6/30/05 Form 10-Q) and the amount of distributed income per share (see the company’s 6/30/05 consolidated income statement) has been disclosed. The company did not believe it necessary to disclose the allocation of undistributed earnings because it is not specifically required by SFAS 128 and EITF 03-6 and the reasons listed previously in response to the first bullet of comment 11. The company has included its computation of the allocation of net income to each class of common stock and its computation of basic and diluted earnings per common share for each class of common stock in Appendices A — E.

Comment
•	How you considered the impact of computing earnings per share pursuant to the two-class method on your SFAS 123 pro forma earnings per share disclosures;
Management’s Response

The company elected to adopt the provisions of SFAS 123 effective October 1, 2003 using the retroactive restatement method and has recorded stock compensation expense in its statements of consolidated income for all periods presented. Therefore, the company is not required to disclose proforma earnings per share information for any of the periods presented. Stock compensation expense is included in the company’s computation of earnings per share as presented on the face of the income statement.

Comment

If you determine that the information for Class A and Class B common stock earnings per share provided in your prior response and your June 30, 2005 10-Q requires revision based on your consideration of the items above, please provide your revised earnings per share with your response.

Management’s Response

While the company continues to believe that earnings per Class A common and Class B common shares are properly stated in the company’s financial statements included in Form 10-Q for the periods ended June 30, 2005, the company will use the if-converted approach in reporting diluted earnings per Class A common share, in future filings. This will not change the amount of earnings per share from the June 30, 2005 calculation because the allocation of income was based on the average shares outstanding, assuming conversion of Class B common shares.
12.	Comment

Tell us how you determined that your disclosure controls and procedures were effective as of March 31, 2005, December 31, 2004 and September 30, 2004, considering your controls did not detect your misapplication of SFAS 128 within your financial statements. In addition, tell us how you considered the impact of your revised earnings per share presentation and the revision to your internal controls over financial reporting, if any, in your June 30, 2005 Form 10-Q disclosures pursuant to Item 308 of Regulation S-K.

Management’s Response

The statement made by the company regarding the effectiveness of disclosure controls and procedures and the statement regarding changes to internal controls over financial reporting both contain references to materiality. The company does not believe that the information regarding Class B common earnings per share or the change to earnings per share computations were material to any period for the following reasons:
•	EPS for Class A common shares is the same as was reported as EPS under the if-converted method previously used by the company.

•	The net income allocated to the Class B common shareholder represents approximately 1% of total company net income.

•	There is only one individual shareholder of Class B common shares.

•	Class B common shares are not publicly traded.

•	Class B common shares are convertible into Class A common shares and have the same dividend rate on the if-converted basis.

•	The number of Class B common shares has been declining over time.

•	The Class B common information and the change to earnings per share computations did not (a) mask a change in earnings trends, (b) hide a failure to meet analysts’ consensus estimates, (c) change a loss into income or vise versa, (d) concern a specific segment of the business, (e) affect compliance with regulatory requirements, (f) affect compliance with loan covenants, (g) affect management’s compensation, or (h) involve concealment of an unlawful transaction.
Prior Comment Number 8

13.	Comment

We have read your response regarding the reclassification of auction rate securities and your conclusion that the impact of the reclassification is not material to your prior annual and interim financial statements. In addition we note your response that “Quantifying, in percentage terms, the magnitude of a variance is only the beginning of an analysis of materiality...” Although SAB Topic 1.M indicates that qualitative factors should be considered when misstatements are qualitatively small it does not suggest that the qualitative factors should be considered when items are quantitatively material. Considering the significant change to cash and cash equivalents, marketable securities and cash flows from investing activities we do not agree with your conclusion that the impact of the reclassification is not material to your financial statements. Amend your September 30, 2004 Form 10-K and December 31, 2004 Form 10-Q to properly report auction rate securities in your financial statements and to disclose the reason for the reclassification (i.e. to comply with SFAS 95) and the quantitative impact on the financial statements (consolidated balance sheets and statements of cash flows). In addition revise your discussion of liquidity in Management’s Discussion and Analysis in your filings, as needed.

Management’s Response

Pursuant to this comment, the company will amend its September 30, 2004 Form 10-K and December 31, 2004 Form 10-Q to properly report auction rate securities in its financial statements and to disclose the reason for the reclassification and the quantitative impact on its financial statements. In addition the company will revise its discussion of liquidity in Management’s Discussion and Analysis in these filings, as necessary. We respectfully advise the Staff that these filings will be amended when all other comments included in the letter from the SEC dated September 16, 2005 have been resolved.

The company proposes including the following language in its earnings release scheduled for October 27, 2005:

In 2005, the company changed its classification of auction rate securities from cash and equivalents to marketable securities, according to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” There was no effect on the income statement from the change in classification of auction rate securities. The effects of this reclassification on the balance sheets and cash flow statements are included in the following table:

		Increase (Decrease)
	12/31/04	9/30/04	9/30/03

Effect on Balance Sheets
Cash and equivalents	($56,940,000)	($37,020,000)	($29,100,000)
Short-term marketable securities	$56,940,000	$37,020,000	$7,100,000
Long-term marketable securities	$0	$0	$22,000,000

		Source (Use) of Cash
	3 Mos.	12 Mos.	12 Mos.	12 Mos.
	12/31/04	2004	2003	2002

Effect on Cash Flow Statements
Cash flows provided by (used for) investing activities:
Marketable securities purchased	($28,000,000)	($27,100,000)	($107,700,000)	($77,850,000)
Marketable securities sold	$8,080,000	$19,180,000	$134,500,000	$46,550,000
As a result of the change in the classification of auction rate securities, the company has determined that its disclosure controls and procedures were not effective as they relate to the classification of auction rate securities as of December 31, 2004 and September 30, 2004. The company will be filing an amended Form 10-Q for the fiscal quarter ended December 31, 2004 and an amended Form 10-K for the fiscal year ended September 30, 2004.

Prior Comment Number 9

14.	Comment

We reissue our prior comment no. 9 relating to your conclusion that disclosure controls and procedures were effective as of September 30, 2004 and December 31, 2004. Tell us how you considered the reclassification of your auction rate securities in determining that your disclosure controls and procedures were effective as of September 30, 2004 and December 31, 2004, considering your controls did not detect the misclassifications of auction rate securities within your financial statements.

Management’s Response

In light of the company’s pending amendment to its September 30, 2004 Form 10-K and its December 31, 2004 Form 10-Q, the company concluded that its disclosure controls and procedures were not effective as they relate to the classification of auction rate securities.

The company is responsible for accurately and objectively preparing consolidated financial statements. The company will continue to monitor changes to accounting principles generally accepted in the U.S. as promulgated by the FASB, the AICPA and the EITF; interpretive guidance issued by the SEC; and other accounting and industry publications to attempt to ensure that the company’s financial statements are prepared in accordance with accounting principles generally accepted in the U.S. The company also completes GAAP, 10-Q and 10-K checklists which are reviewed by its independent registered public accounting firm. The company meets regularly with its independent registered public accounting firm to discuss accounting issues and company transactions. Finally, the company will continue its practice of reviewing all filings prior to submission with its disclosure committee (comprised of finance, legal and communications personnel); its executive committee of senior management; and the audit committee of its board of directors.
Management Discussion and Analysis of Financial Condition and the Result of Operations
Key Issues, page 13
15.	Comment

We note that as a result of your decision to stop selling RGS Suite on July 19, 2005, you will write-off capitalized software development costs in the fourth quarter ended September 30, 2005. Tell us the result of your evaluation of RGS Suite capitalized software costs as of June 30, 2005 pursuant to paragraph 10 of SFAS 86. As part of your response, tell us how your consideration to stop selling the RGS Suite software impacted the net realizable value of this software as of June 30, 2005.

Management’s Response

As of June 30, 2005, the company’s analysis demonstrated that estimated future cash flows from estimated future sales of RGS Suite would recover the capitalized software balance in accordance with SFAS 86, paragraph 10. The company has been monitoring the recoverability of the RGS Suite capitalized software asset and until the board decided on July 19, 2005, that the company should stop selling RGS Suite, estimated future cash flows did in fact recover the capitalized software balance. On July 19, 2005, the company’s board of directors decided that the company should stop marketing, selling and installing the RGS Suite software solution. The reasons for this decision were included in the company’s news release which was filed on Form 8-K on July 21, 2005. The text of this news release is attached as Appendix F. Once the board’s decision was made, subsequent to June 30, 2005, the company reached the conclusion that without future sales of RGS Suite, the estimated future cash flows from existing customers would not recover the capitalized software balance pursuant to paragraph 10 of SFAS 86.

The July 19, 2005 decision of the company’s board of directors had no impact on the net realizable value analysis of the RGS Suite capitalized software balance as of June 30, 2005. The company did not meet the criteria set forth in SFAS 5, paragraph 8a, which states, “information available prior to the issuance of the financial statements, indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements” because until the board decision was made on July 19, 2005, the company was marketing, selling and installing RGS Suite. Continued sales of this software solution were forecasted to generate sufficient future cash flows to recover the capitalized software balance as of June 30, 2005. Paragraph 11 of SFAS 5 states, “after the date of an enterprise’s financial statements but before those financial statements are issued, information may become available indicating that an asset was impaired or a liability was incurred after the date of the financial statements.” Paragraph 11 of SFAS 5 also states, “disclosure of those kinds of losses or loss contingencies may be necessary, however, to keep the financial statements from being misleading.” Accordingly, the company disclosed the estimated impact of the decision to stop selling RGS Suite in footnote 12 of the company’s Form 10-Q for the periods ended June 30, 2005, filed on August 9, 2005.

Controls and Procedures, page 22
16.	Comment

We note your disclosure that “Finbarr J. O’Neill, the company’s Chief Executive Officer, Carolyn S. Wall, the company’s Vice President, Finance and Stephen A. DeLong, the company’s Vice President, Controller and Chief Accountant, conducted an evaluation of the effectiveness of the company’s disclosure controls and procedures pursuant to Exchange Act rule 13a-15 as of June 30, 2005, and each has concluded that such disclosure controls and procedures are effective in ensuring that all material information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms. Please clarify whether your officers concluded that your disclosure controls and procedures are also effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding the required disclosure. We refer you to Exchange Act Rule 13a-15(e). Tell us what consideration you gave to including this information in your disclosures.

Management’s Response

The company confirms to the Staff that its officers concluded that disclosure controls and procedures are also effective to ensure that information required to be disclosed by the company in reports that it files under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and the Principal Financial Officer, to allow timely decisions regarding the required disclosure.

In future filings, the company will modify its disclosure to clarify that disclosure controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to management to allow timely decisions regarding required disclosure.
The company believes that the responses included in this letter have addressed the comments of the staff. Please contact our counsel, John Huber at (202) 637-2242 to discuss the responses to the non-revenue recognition comments.
Sincerely,
Gregory T. Geswein
Senior Vice President and Chief Financial Officer

Appendix A
The Reynolds and Reynolds Company
Earnings Per Common Share Calculations
Three Months Ended June 30, 2005
(In thousands except EPS data)

Basic Earnings per share:
Net income		$23,796
Less: dividends paid
Class A	$13,862
Class B	$154	$14,016

Undistributed earnings		$9,780

Allocation of undistributed earnings to Class A:
20/21 (62,319) ÷ [20/21 (62,319) + 1/21 (14,000)] × $9,780		$9,670

Allocation of undistributed earnings to Class B:
1/21 (14,000) ÷ [20/21 (62,319) + 1/21 (14,000)] × $9,780		$110
Basic earnings per share amounts:

	Class A	Class B

Distributed earnings	$13,862	$154
Undistributed earnings	$9,670	$110

Totals	$23,532	$264

Average number of shares	62,319	14,000

Basic earnings per share	$0.38	$0.02

Diluted earnings per share:
Numerator used for basic EPS	$23,532	$264
Add back: earnings allocated to Class B shareholders	$264	N/A

Numerator used for diluted EPS	$23,796	$264

Denominator used for basic EPS	62,319	14,000
Effect of employee stock options and restricted stock awards	1,531	N/A
Shares issuable upon conversion of Class B shares	700	N/A

Denominator used for diluted EPS	64,550	14,000

Diluted EPS	$0.37	$0.02

Appendix B
The Reynolds and Reynolds Company
Earnings Per Common Share Calculations
Three Months Ended June 30, 2004
(In thousands except EPS data)

Basic Earnings per share:
Net income		$22,019
Less: dividends paid
Class A	$14,274
Class B	$154	$14,428

Undistributed earnings		$7,591

Allocation of undistributed earnings to Class A:
20/21 (64,603) ÷ [20/21 (64,630) + 1/21 (14,000)] × $7,591		$7,509

Allocation of undistributed earnings to Class B:
1/21 (14,000) ÷ [20/21 (64,630) + 1/21 (14,000)] × $7,591		$82
Basic earnings per share amounts:

	Class A	Class B

Distributed earnings	$14,274	$154
Undistributed earnings	$7,509	$82

Totals	$21,783	$236

Average number of shares	64,630	14,000

Basic earnings per share	$0.34	$0.02

Diluted earnings per share:
Numerator used for basic EPS	$21,783	$236
Add back: earnings allocated to Class B shareholders	$236	N/A

Numerator used for diluted EPS	$22,019	$236

Denominator used for basic EPS	64,630	14,000
Effect of employee stock options and restricted stock awards	2,084	N/A
Shares issuable upon conversion of Class B shares	700	N/A

Denominator used for diluted EPS	67,414	14,000

Diluted EPS	$0.33	$0.02

Appendix C
The Reynolds and Reynolds Company
Earnings Per Common Share Calculations
Nine Months Ended June 30, 2005
(In thousands except EPS data)

Basic Earnings per share:
Net income		$67,720
Less: dividends paid
Class A	$20,894
Class B	$231	$21,125

Undistributed earnings		$46,595

Allocation of undistributed earnings to Class A:
20/21 (63,044) ÷ [20/21 (63,044) + 1/21 (14,000)] × $46,595		$46,082

Allocation of undistributed earnings to Class B:
1/21 (14,000) ÷ [20/21 (63,044) + 1/21 (14,000)] × $46,595		$513
Basic earnings per share amounts:

	Class A	Class B

Distributed earnings	$20,894	$231

Undistributed earnings	$46,082	$513
Totals	$66,976	$744

Average number of shares	63,044	14,000

Basic earnings per share	$1.06	$0.05

Diluted earnings per share:
Numerator used for basic EPS	$66,976	$744
Add back: earnings allocated to Class B shareholders	$744	N/A
Numerator used for diluted EPS	$67,720	$744

Denominator used for basic EPS	63,044	14,000
Effect of employee stock options and restricted stock awards	1,446	N/A
Shares issuable upon conversion of Class B shares	700	N/A

Denominator used for diluted EPS	65,190	14,000

Diluted EPS	$1.04	$0.05

Appendix D
The Reynolds and Reynolds Company
Earnings Per Common Share Calculations
Nine Months Ended June 30, 2004
(In thousands except EPS data)

Basic Earnings per share:
Net income		$72,198
Less: dividends paid
Class A	$21,562
Class B	$237	$21,799

Undistributed earnings		$50,399

Allocation of undistributed earnings to Class A:
20/21 (65,669) ÷ [20/21 (65,669) + 1/21 (14,533)] × $50,399		$49,845

Allocation of undistributed earnings to Class B:
1/21 (14,533) ÷ [20/21 (65,669) + 1/21 (14,533)] × $50,399		$554
Basic earnings per share amounts:

	Class A	Class B

Distributed earnings	$21,562	$237
Undistributed earnings	$49,845	$554

Totals	$71,407	$791

Average number of shares	65,669	14,533

Basic earnings per share	$1.09	$0.05

Diluted earnings per share:

Numerator used for basic EPS	$71,407	$791
Add back: earnings allocated to Class B shareholders	$791	N/A

Numerator used for diluted EPS	$72,198	$791

Denominator used for basic EPS	65,669	14,533
Effect of employee stock options and restricted stock awards	2,108	N/A
Shares issuable upon conversion of Class B shares	727	N/A

Denominator used for diluted EPS	68,504	14,533

Diluted EPS	$1.05	$0.05

Appendix E
The Reynolds and Reynolds Company
Earnings Per Common Share Calculations
Twelve Months Ended September 30, 2004
(In thousands except EPS data)

Basic Earnings per share:
Net income		$92,643
Less: dividends paid
Class A	$28,647
Class B	$314	$28,961

Undistributed earnings		$63,682

Allocation of undistributed earnings to Class A:
20/21 (65,320) ÷ [20/21 (65,320) + 1/21 (14,399)] × $ 63,682		$62,988

Allocation of undistributed earnings to Class B:
1/21 (14,399) ÷ [20/21 (65,320) + 1/21 (14,399)] × $ 63,682		$694
Basic earnings per share amounts:

	Class A	Class B

Distributed earnings	$28,647	$314
Undistributed earnings	$62,988	$694

Totals	$91,635	$1,008

Average number of shares	65,320	14,399

Basic earnings per share	$1.40	$0.07

Diluted earnings per share:
Numerator used for basic EPS	$91,635	$1,008
Add back: earnings allocated to Class B shareholders	$1,008	N/A

Numerator used for diluted EPS	$92,643	$1,008

Denominator used for basic EPS	65,320	14,399
Effect of employee stock options and restricted stock awards	1,775	N/A
Shares issuable upon conversion of Class B shares	720	N/A

Denominator used for diluted EPS	67,815	14,399

Diluted EPS	$1.37	$0.07

Appendix F
Reynolds and Reynolds Reports Third Quarter Results; Announces Next Step of Solutions Strategy
Live Webcast at 8:30 a.m. ET. Conference call and replay available at www.reyrey.com
DAYTON, Ohio, July 21, 2005 /PRNewswire-FirstCall via COMTEX/ — The Reynolds and Reynolds Company (NYSE: REY) today reported third quarter results. The company also announced it will no longer sell its Reynolds Generations Series Suite(R) dealer management system (DMS) resulting in a charge in the company’s fourth fiscal quarter.
Reynolds reported revenues of $247 million for the third fiscal quarter ended June 30, 2005, which were 2 percent higher than a year ago. Net income was $24 million and earnings per share were 37 cents, 12 percent higher than a year ago. Third quarter earnings per share includes a 3 cent benefit primarily from lower tax rates.
Revenues in the company’s largest segment, Software Solutions, were $201 million, 3 percent higher than a year ago. The Documents segment revenues declined 3 percent compared to a year ago. Revenues in the Financial Services segment declined 17 percent, as a result of continued lower interest rates and a decline in the size of the receivables portfolio.
“Unit sales of our industry-leading ERA(R) dealer management system were the strongest we’ve seen in two years. We’re experiencing competitive pricing pressures we expect will continue,” Fin O’Neill, president and CEO, said. “Sales of CRM solutions including Professional Services, Reynolds Web Solutions and Contact Management were solid during the quarter.”
In the third quarter, Reynolds generated $42 million of operating cash flow. During the quarter, the company repurchased 1.7 million shares for $46 million at an average price of $26.98. Approximately 2.9 million shares remain authorized for repurchase.
The company announced the discontinuance of the Reynolds Generations Series Suite DMS software product, installed in over 70 dealership locations since its introduction in September 2003. As a result, in its fourth fiscal quarter ending September 30, 2005, the company will write off about $67 million of capitalized software development. The company is currently evaluating any other potential impacts of this decision and may recognize additional costs in the fourth fiscal quarter.
“Suite captured the vision of what the dealer management system of the future should be. Unfortunately, we have concluded that Suite is not the broad-based solution for the majority of the U.S. automotive retail market that we originally believed,” O’Neill said. “Suite requires substantial change in dealership processes to provide the desired utilization levels and benefits. Implementation and training costs are high for our customers and for Reynolds and Reynolds. To appeal to the majority of automobile dealers, and address a number of product issues we have identified would require a continued, significant investment of money, technical resources and time that we cannot justify. We will work with each Suite customer to develop a plan to migrate off Suite over the next 24 months. Customers can be assured of our support until all migrations have been completed,” he said.
O’Neill said that the decision to discontinue Suite frees up capital and development resources, allowing the company to accelerate investments to make platform upgrades and architectural enhancements and build out performance- based applications and services to provide its customers with the most cost- effective and productive solutions.
“In particular, we will be stepping up our investment in our ERA dealer management system,” O’Neill said.
ERA is the number one, broad-based DMS solution in the industry and is used by over a half million dealership personnel at more than 10,000 dealership locations.
“We are listening to our customers. They tell us that they want a product that meets both the complex reporting and analytical needs of dealership management while offering the simplicity demanded by other dealership operations. They also want a system that meets the changing needs of automotive retail. However, they want a system that is evolutionary, one that will allow them to migrate to the system of the future, without the expense and disruption of introducing new processes and procedures throughout the dealership. Most importantly, they want a DMS that offers true integration with key dealership applications such as customer relationship management and Finance & Insurance. They are tired of cobbling together multiple solutions from multiple vendors. Reynolds hears them and will deliver the deep integration and the one-stop-shopping solutions that dealers want. Our decision to increase investment in ERA and related applications will allow Reynolds to deliver the high performance dealers want from their DMS of the future, while offering the smooth transition they need. This decision on our DMS direction is in the best interests of our customers, our shareholders and our associates.
With ERA, Reynolds has developed a proven DMS family with ERA ES, ERA XT and ERA XTR meeting the needs of the smallest to the largest dealerships. As the industry’s leading dealer services provider, the company has introduced a large number of deeply integrated, market-proven CRM and other applications that deliver strong business results for our customers — among them, Reynolds Web Solutions, Contact Management, Advanced Reporting, Mobile Service Advisor, Integrated Desking, eContracting, built-in “Do Not Call” flags, Internet Credit Reporting, F&I forms libraries, Electronic Document Management, built-in OEM vehicle option data, bar code systems and much more.
Outside the U.S. and Canada, Reynolds delivers the incadea(R) platform, which the company acquired in 2003. incadea now serves over 12,000 users at over 600 dealership locations in 27 countries. incadea’s customer base serves franchises representing a broad cross section of the automotive industry through a network of more than 20 partners. The franchises include: Alfa Romeo, BMW, Opel, Ford, Citroen, Peugeot, Renault, Mazda, Mercedes-Benz, Volvo, Fiat, Lada and Kia.
“We are a dealer services company. Our value lies in being a total solutions provider, delivering the systems, applications and services that dealers need — from consulting to networks to documents to technology to support,” O’Neill said. “Everything we do as a company must be focused on helping dealers sell and service more cars, take better care of their customers, drive down costs and become more profitable. That is our mission. That is why we and our customers will succeed.”
Reynolds also announced that it is exploring strategic alternatives, including divestiture, for its Networkcar business. Reynolds acquired Networkcar in 2002. Since then, the business has evolved from dealership- based retail sales to a fleet management tool. Presidio Merchant Partners LLC, a San Francisco-based investment bank, is acting as a financial advisor to Reynolds on Networkcar.
“Networkcar is a growing, award-winning leader through its GPS tracking and diagnostic monitoring system,” said O’Neill. “However, its transition to a fleet emphasis positions it outside our strategic core.”
During the quarter, Reynolds:
•	Announced that five subsidiaries of BMW Group France selected the Reynolds incadea automotive retailing software with Atos Origin as their rollout partner.

•	Launched Reynolds Anti-Virus Service, enabling automobile dealers to manage anti-virus protection for their entire network from a single PC.

•	Announced the availability Vinstickers.com, an application designed for processing and marketing used car inventory.

•	Received a patent from the U.S. Patent and Trademark Office (No. 6,868,388) titled “Integrated Voice and Data System and Auto Retail Channel Network Portal,” for the company’s network services delivery model.

•	Announced that Networkfleet™ wireless fleet management solution was named the winner of the Best Commercial Vehicle Solution for the second year in a row at the

Annual Telematics Update Magazine Telematics Award Program.
For the fourth quarter ending September 30, 2005, the company expects (excluding costs of software discontinuance):
- EPS to be between $0.33 and $0.37
For the 2005 fiscal year the company expects (excluding costs of software discontinuance):
•	Earnings per share between $1.37 and $1.41.

•	Revenues to be essentially flat compared to fiscal 2004.

•	Operating margins to be in the mid teens.

•	Return on equity of about 19 percent.

•	Net capital expenditures of approximately $20 million.

•	Depreciation and amortization of about $42 million.

•	Research and development expenses of about $90 million.

•	An estimated tax rate of about 40 percent.

•	Continued share repurchases.

•	Fully diluted shares used to calculate EPS to be approximately 65 million shares.
About Reynolds
Reynolds and Reynolds (http://www.reyrey.com) helps automobile dealers sell cars and take care of customers. Serving dealers since 1927, it is the leading provider of dealer management systems in the U.S. and Canada. Reynolds ranked first among major DMS providers in the most recent study of dealership satisfaction by the National Automobile Dealers Association. The company’s award-winning product, service and training solutions include a full range of retail Web and Customer Relationship Management solutions, e-learning and consulting services, documents, data management and integration, networking and support and leasing services. Seventy of the Ward’s Dealer Business e-Dealer 100 leaders rely on Reynolds Web Solutions to manage their presence on the Internet. Reynolds serves automotive retailers and OEMs globally through its incadea solution and a worldwide partner network, as well as through its consulting practice.
Certain statements contained herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on current expectations, estimates, forecasts and projections of future company or industry performance based on management’s judgment, beliefs, current trends and market conditions. Forward-looking statements made by the company may be identified by the use of words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” “seeks,” “estimates,” and similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Actual outcomes and results may differ materially from what is expressed, forecasted or implied in any forward-looking statement. The company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. See also the discussion of factors that may affect future results contained in the company’s Current Report on Form 8-K filed with the SEC on November 3, 2004, which is incorporated herein by reference.